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05007640

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mitsubishi Corporation

*CURRENT ADDRESS


PROCESSED
MAY 0 6 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3784 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | |
|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 5/5/05



2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
**Investor Relations Office**
Phone: +81-3-3210-2802 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com



April 28, 2005
Our ref. No. PI 044

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

ARIS
3-31-05

**Re:Mitsubishi Corporation - File No. 82-3784**

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Consolidated Financial Results for the Year ended March 31, 2005 (US GAAP)

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

| | | Mar. 31, 2006 | Mar. 31, 2005 | decrease | Mar. 31, 2004 |
|---|---|---|---|---|---|
| Crude oil | (USD/BBL) | 36.0 | 38.5 | -0.5 (-1%) | 27.0 |
| Foreign Exchange | (YEN/USD) | 100.0 | 107.5 | -7.5% (7% yen appreciation) | 113.2 |
| Interest | (%)TIBOR | 0.20 | 0.09 | 0.11 (+122%) | 0.09 |

# Results for Fiscal 2005 (Ended March 2005), and Outlook for Fiscal 2006 (US GAAP)

## Consolidated Income

| (Billions of Yen) | For the fiscal year ended March 31, 2004 | For the fiscal year ended March 31, 2005 (unaudited) | Increase or decrease | | Outlook for the fiscal year ending Mar.2006 | Increase or decrease | |
|---|---|---|---|---|---|---|---|
| Operating transactions | 15,177.0 | 17,132.7 | 1,955.7 | | 17,500.0 | 367.3 | |
| Gross profit | 769.3 | 877.8 | 108.5 <+14.1%> | a | 1,000.0 | 122.2 <+13.9%> | |
| Selling, general and administrative expenses | (631.4) | (685.0) | -53.6 | b | (697.0) | -12.0 | |
| Provision for doubtful receivables | (7.4) | (9.4) | -2.0 | c | (3.0) | 6.4 | |
| Operating income | 130.5 | 183.4 | 52.9 <+40.5%> | | 300.0 | 116.6 <+63.5%> | i |
| Interest expense --- net | (10.6) | (1.7) | 8.9 | d | (13.0) | -11.3 | |
| Dividend income | 28.1 | 42.4 | 14.3 | d | 40.0 | -2.4 | |
| Gain (loss) on marketable securities and investments --- net | 5.2 | (63.8) | -69.0 | e | | | |
| Gain (loss) on property and equipment --- net | (18.4) | 8.3 | 26.7 | f | 33.0 | 47.3 | |
| Other income--- net | 15.3 | 41.2 | 25.9 | g | | | |
| Income from consolidated operations before income taxes | 150.1 | 209.8 | 59.7 <+39.8%> | | 360.0 | 150.2 <+71.6%> | j |
| Income taxes | (74.8) | (93.8) | -19.0 | | (150.0) | -56.2 | |
| Minority interests in income of consolidated subsidiaries | (15.7) | (30.7) | -15.0 | | (30.0) | 0.7 | |
| Equity in earnings of affiliated companies | 56.4 | 97.1 | 40.7 | h | 100.0 | 2.9 | |
| Net income | 116.0 | 182.4 | 66.4 <+57.2%> | | 280.0 | 97.6 <+53.5%> | k |
| Core earnings (*1) | 211.8 | 330.6 | 118.8 <+56.1%> | | 430.0 | 99.4 <+30.1%> | |

(*1) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

(*2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Revenue in accordance with Financial Accounting Standard Board Emerging Issues Task Force (EITF) No. 99-19 were 4,145.9 billion yen and 3,491.1 billion yen for the year ended March 31, 2005 and the year ended March 31, 2004, respectively.

## Assets and Liabilities

| | Mar. 31, 2004 | Mar. 31, 2005 | Increase or decrease | Mar. 31, 2006 (Outlook) | Increase or decrease |
|---|---|---|---|---|---|
| Total assets | 8,392.8 | 9,149.9 | 757.1 | 9,500.0 | 350.1 |
| (Current assets) | 4,270.0 | 4,873.7 | 603.7 | 4,950.0 | 76.3 |
| (Investments and non-current receivables) | 2,599.9 | 2,820.2 | 220.3 | 3,050.0 | 229.8 |
| (Property and equipment-net, other) | 1,522.9 | 1,456.0 | -66.9 | 1,500.0 | 44.0 |
| Total shareholders' equity | 1,224.9 | 1,504.5 | 279.6 | 1,750.0 | 245.5 |
| Interest bearing liabilities (*3) Gross | 4,012.4 | 4,099.1 | 86.7 | 4,200.0 | 100.9 |
| Interest bearing liabilities (*3) Net | 3,520.8 | 3,479.0 | -41.8 | 3,600.0 | 121.0 |
| (Debt-to-equity ratio – Gross) | 3.3 | 2.7 | -0.6 | 2.4 | -0.3 |
| (Debt-to-equity ratio – Net) | 2.9 | 2.3 | -0.6 | 2.1 | -0.2 |

(*3) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133".

## Cash Flows

| | Mar. 31, 2004 | Mar. 31, 2005 | |
|---|---|---|---|
| Oarating activities | 234.4 | 148.6 | ... |
| Investing activities | (62.8) | (51.6) | ... |
| **Free cash flow** | 171.6 | 97.0 | |
| Financing activities | (35.1) | 3.3 | ... |
| Increase/decrease of cash and cash equivalents | 126.9 | 101.2 | |

Working capital increased at Metal One, but this was offset somewhat by strong cash flows from resource-related businesses and overseas automobile businesses.

Proceeds from sales of property and equipment were outweighed by payments for new investments in automobile-related and resource-related businesses.

Loans increased to fund the growth in working capital at Metal One, but this was offset by the repayment of loans at other subsidiaries.

## Summary of Fiscal 2005 Results

**Overview**

**(1) Consolidated net income and core earnings both up more than 50% to all-time highs**

Owing to strong commodity markets, the Energy Business and Metals posted solid earnings growth. Other business groups recorded big earnings increases as well, notably Machinery.

As a result, consolidated net income was up 57% to an all-time high of 182.4 billion yen.

Core earnings, an indication of the company's earning power, rose 56% to 330.6 billion yen, also a new record.

Operating income was up 41% to 183.4 billion yen, the highest level since fiscal 1992.


4-Year Earnings Data
Billion Yen
350
300
250
200
150
100
50
0
330.6
211.8
183.4
182.1
134.8
130.5
100.6
68.2
March 31,2002 March 31,2003 March 31,2004 March 31,2005
Net income
Operating income
Core earnings

**(2) All business segments post earnings growth of at least 10%**

Continuing on from the previous year, earnings rose by more than 10% in all business segments.

**(3) Shareholders' equity tops 1.5 trillion yen**

Shareholders' equity increased 279.6 billion yen during the past fiscal year, topping 1.5 trillion yen for the first time. Driving this growth were higher retained earnings due to the strong operating results and an increase in net unrealized gains on securities available for sale.

The debt-to-equity ratio was 2.3 times compared with 2.9 times one year earlier.

## Segment Overview


Net Income by Segment
Billion Yen
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
March 2004
March 2005
2.4
14.1
18.1
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Adjustments and Eliminations

**Major Changes**

New Business Initiative....Higher earnings from increase in capital gains from investments

Energy Business.... Higher earnings due to increase in earnings from oil transactions and strong performances at overseas resource development companies

Metals....Higher earnings due to earnings growth at Metal One driven by favorable market trends and an increase in earnings involving overseas resource activities

Machinery....Strong performances by shipping-related businesses, industrial machinery, real estate and automobiles

Chemicals....Higher earnings due to upturn in petrochemical product markets

Living Essentials.... Higher earnings due to expansion in food-related businesses and to transfer of LAWSON to this group

## Major Year-on-Year Changes

**Major Year-on-Year Changes**

a. Gross profit ( Increased 108.5 bil. yen)

Gross profit rose 14%. One contributor was strength in markets for steel products, petroleum products and petrochemical products. Growth was also driven by expansion in food-related businesses and by other factors.

b. Selling, general and administrative expenses (Increased 53.6 bil. yen)

There was a decline in amortization expenses for the pension funding shortfall at the parent company, but total SG&A expenses increased because of business expansion at food-related subsidiaries and settlement loss (-22.8 bil. yen) resulting from the transfer of the substitutional portion of the employee's pension fund.

c. Provision for doubtful receivables (Increased 2.0 bil. yen)

Reflects absence of the gain on the reversal of reserves following the collection of certain receivables in the previous fiscal year.

d. Net financial income (Improved 23.2 bil. yen)

Improvement was mainly due to higher dividend income from resource-related companies and to the consolidation of a European automobile sales finance company.

e. Gain (loss) on marketable securities and investments---net (Decreased 69.0 bil. yen)

- Write-off of marketable securities (available for sale) ......
  - -10.7 bil. yen (-12.4 bil. yen <--- -1.7 bil. yen)
- Impairment losses on non-performing assets ......
  - -39.0 bil. yen ( -84.9 bil. yen<--- -45.9 bil. yen)
  - (including LAWSON goodwill write-down loss of 54.4 bil. yen)
- Other gains on sales of shares, etc.... -19.3 bil. yen ( 33.5 bil. yen <--- 52.8 bil. yen)

f. Gain (loss) on property and equipment (Increased 26.7 billion yen)

Higher than the previous year because of gains on sales of a Shinagawa building and of real estate held by Japanese subsidiaries.

g. Other income --- net (Increased 25.9 bil. yen)

Improved due to the recording of a 38.5 bil. yen gain on the transfer of the substitutional portion of the employee's pension fund.

h. Equity in earnings of affiliated companies (Increased 40.7 bil. yen)

A big increase because of strong performances in the resources and petrochemical product fields, as well as equity in earnings of an investment fund.

## Fiscal 2006 Outlook and Dividend Policy

**Overview**

In fiscal 2006, the second year of the four-year INNOVATION 2007 plan, MC will continue to solidify its operating base by concentrating on future growth businesses and fostering human resources. Due to the benefits of sharply higher natural resources prices, MC is forecasting consolidated net income of 280.0 bil. yen in fiscal 2006, another record high. During INNOVATION 2007, MC's goal is to establish an operating framework that can consistently generate consolidated net income of at least 200.0 bil. yen.

**Main Points**

i. Operating income.... 300.0 bil. yen

Operating income is expected to rise 116.6 bil. yen to 300.0 bil. yen due mainly to higher coking coal prices and expansion of food-related businesses.

j. Income from consolidated operations before income taxes .... 360.0 bil. yen

In addition to the increase in operating income, income from consolidated operations before income taxes is expected to benefit from a decline in write-offs of non-performing assets. As a result, MC is forecasting a 150.2 bil. yen increase to 360.0 bil. yen.

k. Net income.... 280.0 bil. yen

Net income growth will be backed by higher income from consolidated operations before income taxes and an expected continuation of higher equity in earnings of affiliated companies. MC is therefore forecasting an increase of 97.6 bil. yen (54%) to 280.0 bil. yen.

**Dividend Policy**

As in the past, MC will base its dividend policy on the use of retained earnings to accelerate growth and maximize corporate value. However, beginning with fiscal 2005, MC has also adopted a stance that links dividends to earnings, thereby providing for a direct return of earnings to shareholders in line with operating results in each fiscal year. Accordingly, MC will pay a dividend per share of 18 yen applicable to fiscal 2005. In fiscal 2006, assuming that the above forecasts are met, MC plans to raise the dividend by 8 yen to 26 yen per share.

Forward-looking Statements

Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

# MITSUBISHI CORPORATION AND SUBSIDIARIES

## STATEMENT OF CONSOLIDATED INCOME

## FOR THE YEARS ENDED MARCH 31, 2005 AND 2004

## AND

## CONSOLIDATED BALANCE SHEET

## AS OF MARCH 31, 2005

***Based on US GAAP***


Mitsubishi Corporation

**Investor Relations Office**
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8581 Fax:+81-3-3210-8583

April 28, 2005
Mitsubishi Corporation

# FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED MARCH 31, 2005 (UNAUDITED)
## (Mitsubishi Corporation and subsidiaries based on US GAAP)

### 1. Operating transactions and income

| | Operating transactions | Operating income | Income from consolidated operations before income taxes | Net income |
|---|---|---|---|---|
| For the year ended | Millions of Yen | Millions of Yen | Millions of Yen | Millions of Yen |
| March 31, 2005 | 17,132,704 | 183,365 | 209,799 | 182,369 |
| March 31, 2004 | 15,177,010 | 130,523 | 150,119 | 116,020 |

| | Net income per share | Net income per share (diluted basis) | Return on equity | Pre-tax income to total assets ratio | Pre-tax income to total operating transactions ratio |
|---|---|---|---|---|---|
| For the year ended | Yen | Yen | % | % | % |
| March 31, 2005 | 116.49 | 107.58 | 13.4 | 2.4 | 1.2 |
| March 31, 2004 | 74.11 | 68.40 | 10.7 | 1.8 | 1.0 |

### 2. Assets and shareholders' equity

| | Total assets | Shareholders' equity | Ratio of shareholders' equity to total assets | Shareholders' equity per share |
|---|---|---|---|---|
| As of | Millions of Yen | Millions of Yen | % | Yen |
| March 31, 2005 | 9,149,938 | 1,504,454 | 16.4 | 960.85 |
| March 31, 2004 | 8,392,833 | 1,224,885 | 14.6 | 782.40 |

### 3. Cash Flows

| | Operating activities | Investing activities | Financing activities | Cash and cash equivalents end of year |
|---|---|---|---|---|
| For the year ended | Millions of Yen | Millions of Yen | Millions of Yen | Millions of Yen |
| March 31, 2005 | 148,578 | (51,637) | 3,293 | 576,826 |
| March 31, 2004 | 234,390 | (62,819) | (35,125) | 475,670 |

### 4. Prospects for the year ending March 31, 2006

| | Operating transactions | Net income |
|---|---|---|
| For the year ending | Millions of Yen | Millions of Yen |
| March 31, 2006 | 17,500,000 | 280,000 |

(Forecast of Net income per share for the year ending March 31, 2006 : 178.83 Yen)

### 5. Number of consolidated subsidiaries : 366
### Number of affiliated companies accounted for by the equity method : 143

### 6. Increase / Decrease in the Number of consolidated subsidiaries

Consolidated subsidiaries: <Increase> 35 companies <Decrease> 28 companies
Affiliated companies accounted for by the equity method : <Increase> 22 companies <Decrease> 35 companies

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31,2004 have been restated.

Forward-looking Statements
This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

# Subsidiaries and Affiliated Companies

**Mitsubishi Corporation**

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. We manufacture and market a wide range of products, including energy, metals, machinery, chemicals and living essentials through our domestic and overseas network. Some of our basic functions -- finance, information, logistics and marketing -- enhance the above activities and enable us to provide comprehensive services to customers. We also are involved in diverse businesses by actively investing in areas such as natural resources development and project development.

Mitsubishi Corporation organizes business groups according to products and services. Products and services are managed through the business groups of the parent company, subsidiaries, and affiliated companies (Subsidiaries: 895, Affiliated companies: 389).

The following table shows products and services by business group and major subsidiaries and affiliated companies.

| | PRODUCTS OR SERVICES | MAJOR SUBSIDIARIES | MAJOR AFFILIATED COMPANIES |
|---|---|---|---|
| NEW BUSINESS INITIATIVE ( 153 companies in total ) | IT, Media & Communication, Financial Services, Consumer-Related Business, Logistics, Healthcare & Life care, etc. | RYOKO LOGISTICS CORPORATION<br>IT FRONTIER CORPORATION<br>NIPPON CARE SUPPLY CO., LTD<br>MITSUBISHI CORPORATION FINANCE PLC<br>( 106 ) | MS COMMUNICATIONS CO., LTD.<br>CREATE RESTAURANTS INC.<br>( 47 ) |
| ENERGY BUSINESS ( 121companies in total ) | Petroleum Products, Carbon, Crude Oil, LPG, LNG, etc. | MITSUBISHI SHOJI SEKIYU CO., LTD.<br>PETRO-DIAMOND INC.<br>DIAMOND GAS RESOURCES PTY., LTD.<br>( 93 ) | JAPAN AUSTRALIA LNG(MIMI) PTY., LTD.<br>BRUNEI LNG SENDIRIAN BERHAD<br>( 28 ) |
| METALS ( 266 companies in total ) | Ferrous Products, Coals, Ore, Nickel, Ferro-Alloy, Non-Ferrous Metals & Minerals, Non-Ferrous Metal Products, etc. | METAL ONE CORPORATION<br>JECO CORPORATION<br>MITSUBISHI DEVELOPMENT PTY., LTD.<br>( 193 ) | IRON ORE COMPANY OF CANADA<br>MOZAL S.A.R.L.<br>( 73 ) |
| MACHINERY ( 325 companies in total ) | Power & Electrical Systems, Plants, Ships, Automobiles, Industrial Machinery, Project Development & Construction, Aerospace, etc. | NIKKEN CORPORATION<br>NORELEC DEL NORTE, S.A.DE C.V.<br>TRI PETCH ISUZU SALES CO., LTD.<br>MC AVIATION FINANCIAL SERVICES (EUROPE) B.V.<br>MKG BANK GMBH<br>( 220 ) | MITSUBISHI AUTO CREDIT-LEASE CORP.<br>DIAMOND CITY CO., LTD.<br>SPACE COMMUNICATIONS CORPORATION<br>( 105 ) |
| CHEMICALS ( 87 companies in total ) | Chemical Products, Raw Material for Synthetic Fiber, Fertilizer, Functional Chemicals, Synthetic Raw Materials and Plastics, Food Additives, Feed Additives, Advanced Materials, etc. | MITSUBISHI SHOJI PLASTICS CORP.<br>TOWA CHEMICAL INDUSTRY CO., LTD.<br>MITENI S.P.A.<br>( 52 ) | KOHJIN CO., LTD.<br>SPDC LTD.<br>METANOL DE ORIENTE, METOR, S.A.<br>AROMATICS MALAYSIA SDN. BHD.<br>( 35 ) |
| LIVING ESSENTIALS ( 248 companies in total ) | Foods & Food Products, Textiles, General Merchandise, etc. | RYOSHOKU LTD.<br>TOYO REIZO CO., LTD.<br>MITSUBISHI SHOJI CONSTRUCTION MATERIALS LTD.<br>SAN-ESU INC.<br>PRINCES LTD.<br>ALPAC FOREST PRODUCTS INCORPORATED<br>( 159 ) | COCA-COLA CENTRAL JAPAN CO., LTD<br>LAWSON, INC.<br>KENTUCKY FRIED CHICKEN JAPAN LTD.<br>MITSUBISHI CEMENT CORPORATION<br>( 89 ) |
| OTHER ( 45 companies in total ) | Finance, Accounting, Personnel, General affairs, etc. | MITSUBISHI CORPORATION FINANCIAL & MANAGEMENT SERVICES(JAPAN) LTD.<br>( 33 ) | ( 12 ) |

| | | |
|---|---|---|
| REGIONAL SUBSIDIARIES ( 39 companies in total ) | Handling of a broad range of products, similar to the parent company in Japan | *MITSUBISHI INTERNATIONAL CORPORATION*<br>MITSUBISHI CORPORATION INTERNATIONAL N.V.<br>MITSUBISHI CORPORATION(HONG KONG) LTD.<br>( 39 ) |

Note: Among the above-listed subsidiaries, RYOSHOKU LTD. (Tokyo Stock Exchange 1st section) and NIPPON CARE SUPPLY CO., LTD. (Tokyo Stock Exchange Mothers) are listed companies.

## Consolidated Financial Results for the Year Ended March 31, 2005
## (Based on US GAAP)

Mitsubishi Corporation

TOKYO, April 28, 2005..... Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the year ended March 31, 2005.

### I. Management Policies

**1. Management Policies**

In July 2004, Mitsubishi Corporation launched a new medium-term management plan. Covering the four-year period from fiscal 2005 to fiscal 2008, the plan is called INNOVATION 2007—Opening Up A New Era.

**(1) The Vision**

INNOVATION 2007 reflects the vision of Mitsubishi Corporation as "a new industry innovator."

Amid increasing structural change in society, this vision means proposing and creating new paradigms by changing industries based on market needs. It also means supporting the creation of new, next-generation industries. These aims will be achieved by leveraging two of the company's strengths: participation in all manner of industries on a global basis and an innate ability to shape markets. Thus Mitsubishi Corporation's vision is to play the dual role of contributing to the development of industries and formulating growth strategies with customers.

**(2) The 4-Year Business Plan and Its Targets**

Guided by this vision, Mitsubishi Corporation envisions a triple jump image of growth: "hop," "step" and "jump." The first two stages, "hop" and "step," are each two-year periods, together covering the four-year period of the plan, which will take the company to the "jump" stage.

During the "hop" stage, the company will place emphasis on the strengthening of management systems, actions to develop growth businesses of the future and the development of human resources. The "step" stage will see the continuation of strategies to take the company to a new growth plane. In the "jump" stage, the goal is to ensure that Mitsubishi Corporation can consistently deliver consolidated net income of over 200 billion yen.

In fiscal 2005, Mitsubishi Corporation posted record consolidated net income of 182.4 billion yen, the result of ongoing actions to allocate management resources in a manner that prioritizes strategic business fields, and of favorable conditions in natural resource markets. The company is forecasting even higher consolidated net income of 280 billion yen in fiscal 2006 for the same reasons. But Mitsubishi Corporation's policy is to execute a growth strategy so as to achieve, on a consistent basis, consolidated net income of over 200 billion yen even without the benefit of strong natural resource markets.

At the end of fiscal 2006, the end of the "hop" period, Mitsubishi Corporation plans to review the numerical targets of INNOVATION 2007, taking into consideration the medium- and long-term prospects for the economic environment, including such factors as natural resource prices.

**(3) Specific Policies**

Mitsubishi Corporation will devise and implement various strategies to achieve the following three basic concepts of INNOVATION 2007.

1) Grasp Change and Open Up A New Era for MC
   (Medium- to Long-term Growth Strategy)
2) Develop Human Assets
   (Motivate Employees and Enhance Their Business Sensitivity)
3) Reinforce Internal Systems
   (Continuously Strengthen the Management System)

**1) Grasp Change and Open Up A New Era for MC**
**(Medium- to Long-term Growth Strategy)**

Mitsubishi Corporation's medium- to long-term growth strategy consists of the following policies.

**1. Strengthening Core Businesses**

Mitsubishi Corporation's strategy is to concentrate management resources in areas that are expected to grow and where it can leverage its strengths. These areas include natural gas, crude oil resources, metal resources, automobile operations, overseas IPP business, resource-based chemicals, foods (commodity), foods (products), financial services, and medical and nursing care-related businesses.

To support these growth strategies, Mitsubishi Corporation will strengthen Corporate Staff functions, namely financial accounting, finance, corporate revitalization and business strategy proposal. At the same time, it will upgrade the activities of its network in Japan and abroad to support growth in global business investments under consolidated group management. By also enhancing the ability of these bases to provide business sensitive information, the company aims to increase business opportunities.

**2. Target Future Strategic Fields**

To participate in next-generation strategic fields, Mitsubishi Corporation appointed a Chief Innovation Officer on April 1, 2005 and at the same time established the Innovation Center, which reports directly to this officer.

The Innovation Center, in addition to its current company-wide development endeavors, will coordinate and promote the innovation strategy of Mitsubishi Corporation as a whole. This will include involvement in new businesses in each business group and making greater use of cross-organizational workshops, which are established on a case-by-case basis to tackle areas of interest to multiple business groups.

**3. Actions in Strategic Regions**

Mitsubishi Corporation regards China and India, countries enjoying remarkable economic growth, as strategic regions that demand a company-wide emphasis. To strengthen activities in China, in particular, on April 1, 2005 Mitsubishi Corporation appointed a China Regional Officer (a director to be responsible for China) and established the China Business Strategy Office under this officer. The China Regional Officer will formulate and promote a company-wide strategy for China as well as work with business groups on their individual strategies for the country.

**2) Develop Human Assets**

**(Motivate Employees and Enhance Their Business Sensitivity)**

Mitsubishi Corporation is putting in place systems and creating the environment, as outlined below, for nurturing and retaining human resources and motivating employees further.

**1. Nurture and Retain Human Resources to Support Growth**

Mitsubishi Corporation recognizes the importance of its obligation to develop human resources with outstanding business sensitivity and trust as the foundation of its business. Based on this recognition, the company is grooming people with the ability to function as CEOs and CFOs of its subsidiaries and affiliated companies, as well as grooming reliable people with the ability to build business responding to customers' needs, which has been in line with our basic human resource management policy.

**2. Systems to Motivate Employees Further**

Ongoing efforts are being made to establish personnel systems, such as evaluation and training systems, so as to further motivate employees and bring out the best in them.

**3) Reinforce Internal Systems**

**(Continuously Strengthen the Management System)**

To advance its growth strategy and upgrade group management, Mitsubishi Corporation is further strengthening its management system.

1. Mitsubishi Corporation continues to use its basic management infrastructure, namely balance sheet management methods, Mitsubishi Corporation Value Added (MCVA) and the business unit (BU) system that were introduced to promote the prioritization of strategic business fields, as it further strengthens the management of its business portfolio.

2. Mitsubishi Corporation is refining management systems using IT and establishing systems that facilitate decision-making by providing management with more accurate information on a more timely basis. One result of these actions was the ability to release earnings results for the fiscal year ended March 31, 2005 before the end of April 2005,

about two weeks earlier than in past fiscal years.

3. Mitsubishi Corporation is strengthening and continuously improving internal control systems on a consolidated basis so as to ensure compliance, proper financial reporting and the efficient monitoring, management and handling of all business risks in a systematic manner.

### (4) About Stakeholders

Under INNOVATION 2007, Mitsubishi Corporation's stance on stakeholders is expressed in a "stakeholder triangle" of three main groups: shareholders and creditors, customers and business partners, and employees. The company's policy is to manage the company in a way that considers the balance among all stakeholder interests.

## 2. Basic Policy Regarding the Appropriation of Profits

In the past, Mitsubishi Corporation had been holding a basic policy to use retained earnings to accelerate growth and maximize corporate value while paying a stable dividend. In the March 2004 fiscal year, the company raised the annual ordinary dividend from 8 yen per share to 10 yen per share and paid 12 yen per share adding 2 yen special dividend. This reflected the fact that it had created an operating base capable of generating consolidated net income of over 100.0 billion yen.

In fiscal 2005, Mitsubishi Corporation posted record consolidated net income of 182.4 billion yen. For fiscal 2006, the company is forecasting a third consecutive year of higher consolidated net income to a record high 280 billion yen. Because of this, while adhering to a basic policy of using retained earnings to accelerate growth and maximize corporate value, Mitsubishi Corporation has decided that, effective from fiscal 2005, dividends will also be linked to consolidated net income.

In accordance with this stance, Mitsubishi Corporation will pay an annual ordinary dividend of 18 yen per common share, up 6 yen per share, or 50%, from the previous forecast of 12 yen.

For fiscal 2006, the company plans to raise the annual ordinary dividend from fiscal 2005 by 8 yen, or approximately 40%, to 26 yen per common share if it achieves its current consolidated net income forecast of 280 billion yen.

## 3. Corporate Governance Framework

### (1) Basic Stance on Corporate Governance

While Mitsubishi Corporation continues to strengthen its management system with the aim of ensuring sustainable earnings growth over the medium and long term, the INNOVATION 2007 medium-term management plan also positions the continuous strengthening of corporate governance and refinement of internal control systems as key management issues. Mitsubishi Corporation is implementing various initiatives while giving due consideration to the Tokyo Stock Exchange's "Principles of Corporate Governance for Listed Companies." These regulations cover matters such as the protection of shareholder rights, shareholder equality, smooth relationships with stakeholders other than shareholders, information disclosure and transparency and the roles expected of the Board of Directors, Board of Corporate Auditors and other groups.

### (2) Implementation Status of Initiatives Concerning Corporate Governance and Internal Controls

#### 1) Corporate Organizations

Mitsubishi Corporation has a corporate auditor system. Furthermore, in addition to organizations and governance systems required by law, Mitsubishi Corporation is improving and strengthening its corporate governance system, such as by appointing outside directors, and establishing the post of executive officer and advisory committees.

The company's Board of Directors has 16 members, 4 of whom are outside directors. The Board is responsible for deciding on important management issues and overseeing the execution of day-to-day operations. In 2001, the creation of the post of executive officer clarified the roles and responsibilities of directors and executive officers. In addition, the subsequent establishment of the Governance Committee and International Advisory Committee (both of which convened once in March 2005 during the past fiscal year) as advisory bodies has enhanced management oversight by the Board of Directors. Furthermore, at the ordinary general meeting of shareholders held in June 2004, the term of directors was reduced from two years to one year to provide greater flexibility in determining the composition of the Board of Directors.

Moreover, the president, as the company's chief executive officer, and the Executive Committee, the highest ranking decision-making body of executive officers, execute the company's day-to-day business operations. Important management issues are decided through discussions with the Board of Directors after referral from the Executive Committee. (Please refer to"4. 3)Internal Audits, Audits by Corporate Auditors (Board of Corporate Auditors), and Independent Audits" later for discussion concerning internal audits, corporate auditors and other related subjects.)

#### 2) Internal Control System

Mitsubishi Corporation is working to continuously improve its internal control system to ensure compliance and maintain the credibility of financial reporting as well as ensure that business is conducted efficiently while effectively managing risk. The company is implementing the following specific initiatives.

**1. Compliance (Observance of Laws and Ordinances and Respect for Social Norms)**

The Three Corporate Principles and Corporate Standards of Conduct underpin Mitsubishi Corporation. And, as necessary, Mitsubishi Corporation establishes internal regulations for the purpose of conducting legal and fair business activities.

Moreover, the company works continuously to enhance its compliance system. This includes making all Mitsubishi Corporation personnel fully aware of the "Mitsubishi Corporation Code of Conduct," the establishment of the post of Chief Compliance Officer and the Compliance Committee, and the establishment of various channels, including attorneys outside the company, through which employees can communicate and consult on matters pertaining to compliance.

To strengthen compliance systems at domestic and overseas subsidiaries in the same way as Mitsubishi Corporation, each company is building a compliance system suited to the particular nature of its business model and other aspects of the company. At the same time, to raise the effectiveness of compliance systems, various steps are being taken, such as establishing channels for reporting and consulting on compliance matters that are common to domestic and overseas subsidiaries.

**2. Maintaining Credibility of Financial Reporting**

Personnel responsible for financial reporting have been appointed to each business group and at domestic and overseas offices. Under the oversight of the CFO of Mitsubishi Corporation, the company works to prepare and disclose fair consolidated financial statements on a timely basis.

To further enhance the credibility of the company's consolidated financial statements, an organization was established last year to lead efforts in building an internal control framework of a level required by the U.S. Sarbanes-Oxley Act of 2002, which is regarded as the strictest corporate governance standard in the world. As part of this drive, business processes and risk controls are being documented and regular evaluations are carried out concerning the establishment and operation of internal controls.

**3. Risk Management**

In the course of its business activities, Mitsubishi Corporation designates the responsible department and formulates internal regulations for responding to various forms of risk, including business strategy, legal, information management, environmental and natural disaster risk. With regard to business strategy risk, the Executive Committee and Portfolio Management Committee, an advisory body to the former, manage risk by analyzing the risk-return profiles of individual businesses and projects. The approach taken depends on the risks associated with credit, markets and business investments as well as the type of risk, including country risk. Mitsubishi Corporation also endeavors to appropriately manage risk and allocate resources by regularly monitoring the status of risk management across the company as a whole.

**4. Information Security Measures**

Mitsubishi Corporation established the ISMS (Information Security Management System) Committee, which is engaged in activities to continuously upgrade the company's information security system. Actions include responding to the April 2005 enforcement of the Personal Information Protection Law in Japan.

### 3) Internal Audits, Audits by Corporate Auditors (Board of Corporate Auditors), and Independent Audits

**1. Internal Audits** (No. of people is as of March 31, 2005)

Regarding internal audits of Mitsubishi Corporation, the Internal Audit Dept. conducts audits of the company, regional subsidiaries and affiliated companies from a company-wide perspective. The Internal Audit Dept. has 59 people. In addition, each business group and overseas office has established its own internal audit organization, under which audits are carried out on a consolidated basis. There are 42 people who conduct internal audits of business groups.

These audits are conducted after selecting audit targets based on an annual audit plan. The results of audits by the Internal Audit Dept. are reported after each audit to the president, corporate auditors and other concerned parties and twice a year to the Board of Directors and Executive Committee.

**2. Organization, No. of People and Procedure for Audits by Corporate Auditors**

Regarding audits by corporate auditors, the five corporate auditors, including three external auditors, utilize the five staff members of the Corporate Auditors Office, which is under their direct control. At the same time, the corporate auditors attended meetings of the directors and other important meetings and hold discussions with internal departments, including important offices in Japan and overseas, as well as visit mainly subsidiaries that are important from the perspective of group management to conduct audits.

**3. Cooperation between Internal Auditors, Corporate Auditors (Board of Corporate Auditors) and Independent Auditors**

The Internal Audit Dept., corporate auditors and independent auditors work to strengthen cooperation by regularly exchanging information.. In addition, the corporate auditors exchange information with the corporate auditors and independent auditors of subsidiaries and other entities that are important from the perspective of group management.

### 4) The following diagram shows the structures that are in place with respect to 1)

to 3) above.


General Meeting of Shareholders
Appointment/Dismissal
Determination of Remuneration Parameters
Appointment/Dismissal
Determination of Remuneration Parameters
Appointment/Dismissal
Request
Governance Committee
International Advisory Committee
Advice
Board of Directors
Audit
Corporate Auditors (Board of Corporate Auditors)
Corporate Auditors
Audit
Appointment and Oversight
Submit Important Matters and Report on Execution of Operations
Audit
Report


[Executive Officers and Executive Organization]
President and CEO
Executive Committee
Internal Audit Dept.
Business Activity Audit
Corporate Staff Section
[Main Committees]
Business Groups/Divisions/Bus
Domestic and Overseas Offices
Compliance Committee
Establish and Execute Compliance Strategy
Portfolio Management Committee
Analyze ways to control risk on a company-wide basis and issues related to risk management systems and projects referred from the Executive Committee, and advise and report to the Executive Committee
ISMS Committee
Establish Information Security Strategies

(Note) Shaded areas indicate organizations that conduct internal audits, audits by corporate auditors and accounting audits.

### 5) Information Disclosure

Mitsubishi Corporation prepares documents and other information mandated by the Securities Exchange Law, Commercial Code and other laws and discloses information in a timely manner based on regulations stipulated by securities exchanges. At the same time, the company works to provide appropriate information in a timely manner to shareholders and investors and other stakeholders through investor relations activities, its website and other means.

### 6) Directors' and Corporate Auditors' Remuneration

Limits on directors' and corporate auditors' remuneration are established by resolutions at the General Meeting of Shareholders. The amounts paid for fiscal 2004 are shown below.

| Title | No. of people | FY05 Payments (million yen) | Remarks |
|---|---|---|---|
| Directors<br><br>Corporate Auditors<br><br><br>Total | 20<br><br>7<br><br><br>27 | 715<br><br>80<br><br><br>795 | 1. As of March 31, 2005, there were 16 directors and 5 corporate auditors. "No. of people" includes the 4 directors and 2 corporate auditors who resigned on June 24, 2004.<br>2. The remuneration of directors and corporate auditors is limited to a maximum of 90 million yen and 9 million yen per month, respectively, in accordance with a resolution approved at the Ordinary General Meeting of Shareholders on June 29, 1989.<br>3. Severance payments (excluding executive pension) paid to directors and corporate auditors who resigned during 2005 were 1,151 million yen and 36 million yen, respectively. Furthermore, the total amounts paid as executive pension in 2005 were 278 million yen and 11 million yen to directors and corporate auditors, respectively. These aforementioned amounts are not included in the "FY05 Payments."<br>4. The company paid bonuses to directors of 185 million yen. This amount is not included in "FY05 Payments." |

(Amounts are rounded down to the nearest million yen)

**7) Details of Fees to Independent Auditors**

| | Amount paid (million yen) |
|---|---|
| 1. Total amount of fees to be paid by Mitsubishi Corporation and consolidated subsidiaries | 973 |
| 2. Amount of fees to be paid for audit certification services included in 1. | 748 |
| 3. Amount of audit fees to be paid by Mitsubishi Corporation for professional services included in 2. | 246 |

(Amounts are rounded to the nearest million yen)

(Note) The audit agreement between Mitsubishi Corporation and the independent auditors does not make a distinction between the amount of audit fees for audits based on the Special Measures of the Commercial Law and audits based on the Securities Exchange Law. Therefore, the amount of fees in 3. consists of fees for audits based on both laws.

**8) Beneficial Relationships Between the Company and the Outside Directors and Outside Corporate Auditors**
There are no beneficial relationships between the company and its outside directors or corporate auditors.

Mitsubishi Corporation has business and banking relationships with Mitsubishi Heavy Industries, Ltd. and Mitsubishi Motors Corporation, Mitsubishi Electric Corporation, and The Bank of Tokyo-Mitsubishi, Ltd., whose chairmen are outside director Takashi Nishioka, outside director Ichiro Taniguchi, and outside corporate auditor Shigemitsu Miki, respectively.

**4. Matters Concerning the Parent Company and Other Entities**
None.

## II. Operating Results and Financial Position

**II. Operating Results and Financial Position**

**1. General Operating Environment**
The overall economic landscape in fiscal 2005 saw the global economy remain on a modest growth trajectory, led by a strong U.S. economy and rapid growth in China and other newly emerging nations.

In the U.S., per capita consumer spending regained momentum from midway through 2004, as the U.S. employment picture markedly improved, particularly in the manufacturing and other sectors where employment had remained weak. Companies steadily expanded production activities, supported by the rise in exports encouraged by a weaker dollar and a recovery in domestic consumer spending. Capital expenditures, too, were healthy as the economy held firmly to a growth track.

In China, high levels of growth continued as both consumption and exports remained strong. This came despite government-imposed fiscal tightening measures that gradually slowed growth in infrastructure investments, which had threatened to overheat. In countries all across Asia, exports rose on the back of economic growth in the U.S., China and other sectors of the global economy. Growth in these countries was also sustained by strong domestic demand. Economic conditions were also firm in EU nations at the start of the fiscal year, although growth softened somewhat from the latter half of the year as high crude oil prices and a strong euro caused imports to swell.

Demand for crude oil and other primary commodities rose against this economic backdrop, causing international commodity prices to remain high.

The Japanese economy, meanwhile, saw growth in domestic production hindered by a slowdown in exports from the latter half of the fiscal year. Moves to cutback production of IT-related products around the world were among the factors responsible for this downturn. Moreover, consumer spending was lackluster as a series of typhoons and earthquakes affected consumer sentiment. Nevertheless, improved earnings and more robust capital expenditures spurred recovery in the corporate sector, leading to a favorable upturn in Japan's employment environment and income levels. Buoyed by these positive signs, the economy continued its trek towards a modest recovery.

## 2. Consolidated Results (US GAAP)

### (1) Summary of Fiscal 2005 Results

For fiscal 2005, consolidated operating transactions were 17,132.7 billion yen, up 1,955.7 billion yen, or 12.9%, on the previous fiscal year. This growth reflected higher petroleum-related and petrochemical products-related transactions at the parent company due to surging oil-related markets, as well as the effect of consolidating food-related subsidiaries and higher transactions at Metal One Corporation. Gross profit increased 108.4 billion yen, or 14.1%, year on year to 877.8 billion yen, also the result of higher transactions at Metal One and the effect of consolidating food-related subsidiaries, among other factors.

Selling, general and administrative expenses rose due to factors such as the effect of consolidating subsidiaries acquired during the year, and the recognition of a settlement loss associated with the transfer of the substitutional portion of the Employees' Pension Fund. Loss on marketable securities and investments-net increased substantially due to recognition of impairment on marketable securities, and goodwill impairment loss on Mitsubishi Corporation's investment in LAWSON, INC. On the other hand, dividend income increased, particularly from investments related to metal and energy resources. Furthermore, loss on property and equipment-net improved due to gains on sale of real estate at the parent company and subsidiaries. In addition, a gain of 38.5 billion yen was recorded for the difference arising from the transfer of the substitutional portion of the Employees' Pension Fund to the Japanese government.

As a result, income from consolidated operations before income taxes increased 59.7 billion yen, or 39.8%, to 209.8 billion yen.

Net equity in earnings of affiliated companies increased 40.6 billion yen, or 72.0%, to 97.1 billion yen due in part to higher earnings at metal and energy resource-related and petrochemical products-related companies on the back of surging natural resource-related markets.

As a result, net income increased 66.3 billion yen, or 57.2%, to a record 182.4 billion yen, eclipsing the previous all-time high performance in fiscal 2004.

### (2) Segment Information

#### 1) New Business Initiative Group

The New Business Initiative Group posted net income of 12.3 billion yen, up substantially by 9.8 billion yen from the previous fiscal year. This result partly reflected large capital gains from investment activities. In addition, strong performances at affiliated companies engaged in logistics, human care, mobile phone and other businesses contributed to the higher earnings. As a result, the New Business Initiative Group posted net income in excess of 10.0 billion yen for the first time since its formation in April 2000.

**2) Energy Business Group**

The Energy Business Group reported net income of 45.8 billion yen, up 15.2 billion yen, or 50%, from fiscal 2004. This reflected higher gross profit on LPG and other transactions at the parent company due to buoyant market conditions. Furthermore, the business group recorded higher earnings from consolidated subsidiaries and equity-method affiliates and dividend income from natural resource development and production companies due to rising crude oil prices and the accompanying increase in natural gas prices as well as higher production volume.

**3) Metals Group**

The Metals Group posted net income of 48.2 billion yen, up 17.2 billion yen, or 55%, on the previous fiscal year. As a result of sharply higher prices of copper, aluminum and other metal resources due to tight supplies worldwide, the business group recorded higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates from business investments engaged in the production of these metallurgical resources. Metal One, established following the separation of steel products operations two years ago, also contributed to the segment's overall performance with strong results that far exceeded the previous year on the back of a rising steel products market.

**4) Machinery Group**

The Machinery Group posted net income of 55.4 billion yen, up 13.2 billion yen, or 31%, from the previous fiscal year. While revenues decreased in the plant machinery business at the parent company, gross profit was largely flat overall due to strong automobile export transactions to Asia. Gains on the sale of leased office buildings; higher sales at subsidiaries involved in construction machinery rental in Japan; increased revenues from strong market conditions at subsidiaries involved in ship-related businesses; and strong performances at Asian automobile-related subsidiaries were among other factors that contributed to the higher segment net income.

**5) Chemicals Group**

The Chemicals Group posted net income of 18.1 billion yen, up 4.0 billion yen, or 28%, due to the continuation from the previous fiscal year of strong market conditions, particularly in respect of petrochemicals. Gross profit increased due to higher transactions at the parent company in line with surging market conditions and earnings from an equity-method affiliate also increased due to strong results at the production-related company in Malaysia. The higher segment net income also reflected the consolidation of equity-method affiliate Saudi petrochemicals following the purchase of additional shares.

**6) Living Essentials Group**

The Living Essentials Group posted net income of 44.9 billion yen, up 6.1 billion yen, or 16%, from fiscal 2004. Gross profit at the parent company declined slightly year on year due to lower food commodity and product transactions. However, net income increased in the segment as a whole year on year because of gains related to property, plant and equipment, the transfer of LAWSON-related operations to this business group and higher earnings from consolidated subsidiaries and equity-method affiliates from food-related subsidiaries due to new acquisitions and other factors.

## (3) Business Risks

### -1- Risks of Changes in Global Macroeconomic Conditions

Because Mitsubishi Corporation conducts businesses on a global scale, there is a relationship between its operating results and economic trends in major countries around the world. Economic trends in Japan are undeniably important, but, as a result of focusing for many years on operations overseas, the effect of the Japanese economy on our operating results has become relatively smaller in recent years. On the other hand, there has been an increase in the effect on its operating results of economic conditions in Asian countries, where the company has many business investments and that are the primary countries with which it trades.

Moreover, economic conditions in China may have a significant effect on the company's consolidated operating results because this country is a major export destination for plants, construction machinery parts, steel products, chemical products, and other products from the company and its subsidiaries. Mitsubishi Corporation's natural resource businesses, in particular, may be affected by economic trends in China because demand from the country has a significant bearing on prices of energy resources such as LNG and crude oil, as well as metal resources such as coking coal, copper and aluminum.

In Thailand and Indonesia, Mitsubishi Corporation has various automobile businesses based on automobile assembly plants, distribution and companies and financial services companies jointly established with Japanese automakers. Because automobile sales volume reflects internal demand in each of these countries, economic trends in both Thailand and Indonesia may have a significant bearing on the operating results of Mitsubishi Corporation's local automobile businesses.

### - 2 - Market Risks

A. Commodity Market Risk

In the course of its business activities, Mitsubishi Corporation is exposed to various risks relating to movements in prices of commodities as a trader, an owner of rights to natural and energy resources, and a producer and seller of industrial products of its investees. Product categories that may have a large impact on the Company's operating results are outlined as follows:

(Energy Resources)
Mitsubishi Corporation holds upstream rights to LNG and crude oil, and/or liquefaction facilities in Western Australia, Malaysia, Brunei and other regions. Movements in LNG and crude oil prices may have a significant impact on operating results in these businesses. Fundamentally, LNG prices are linked to crude oil prices. Roughly speaking, a US$1/BBL fluctuation in the price of crude oil would have an approximate 1 billion yen effect on net income for LNG and crude oil combined, mainly through a change in equity-method earnings. However, fluctuations in the price of LNG and crude oil might not necessarily be immediately reflected in the operating results of the company because of timing differences.

(Metal resources)
Mitsubishi Corporation, through wholly owned Australian subsidiary Mitsubishi Development Pty., Ltd. (MDP), produces and sells 25-26 million tonnes per year of coal, mainly coking coal, a ferrous raw material. Fluctuations in the price of coking coal may affect the company's consolidated operating results through MDP's earnings. The majority of the coking coal is sold on the basis of long-term contracts, and the price is set once a year through negotiations with purchasers and becomes the price that is used for shipments in the fiscal year concerned. Therefore, movements in the price of coking coal during fiscal 2006 are expected to have only a small impact on the company's operating results because prices have already been set for the majority of coal to be sold by MDP in fiscal 2006. Based on estimates of the impact of changes in annual contract prices for coal on consolidated net income derived from MDP's earnings forecasts for fiscal 2006, a US$1 fluctuation in the average export price per one tonne of coal sold by MDP would have roughly 2 billion yen effect on Mitsubishi Corporation's consolidated net income. However, the impact of fluctuations in coal prices on the company's consolidated net income cannot be determined through the above sensitivity analysis alone, because MDP's operating results are also significantly affected by other factors besides coal prices such as fluctuations in exchange rates for the Australian dollar, U.S. dollar and yen, production costs, and sales volumes.

In addition, Mitsubishi Corporation, as a producer, is exposed to the risk of price fluctuations in copper and aluminum. With respect to copper, a 100 US dollar fluctuation in the price per one tonne would affect dividend earnings by about 450 million yen, while a 100 U.S. dollar fluctuation in the price per one tonne of aluminum would have roughly 1 billion yen impact on equity-method earnings. These figures are based on the fiscal 2005 results of the company's consolidated subsidiaries in these respective businesses.

(Petrochemical Products)
Mitsubishi Corporation is engaged in a broad range of trading activities for petrochemical products manufactured from raw materials such as naphtha and natural gas. The prices of petrochemical products are largely determined for each product on an individual basis based on the prices of the above raw materials, supply-demand dynamics and other factors. Fluctuations in the prices of these raw materials may affect earnings from these trading transactions.

Mitsubishi Corporation has made investments in manufacturing and sales companies for petrochemicals such as paraxylene, benzene and methanol in Malaysia and Venezuela. The company's equity-method earnings may be affected by changes in the operating results of these companies due to price movements.

B. Foreign Currency Risk
Mitsubishi Corporation bears some foreign currency risk in the course of its trading activities, but uses forward contracts and other financial techniques to hedge foreign currency risk. Therefore, Mitsubishi Corporation does not assume a level of risk that would have a major effect on its operations.

However, because dividends received from businesses overseas and equity in earnings of overseas equity-method affiliates are relatively high in proportion to Mitsubishi Corporation's net income, an appreciation in the yen relative to foreign currencies has a negative impact on consolidated net income. In terms of sensitivity, a 1 yen change relative to the U.S. dollar would have an approximate 1.2 billion yen effect on consolidated net income.

Regarding Mitsubishi Corporation's investments in overseas businesses, an appreciation in the yen poses the risk of lowering shareholders' equity through foreign currency translation adjustments. Consequently, Mitsubishi Corporation is working to implement various measures to prevent increased exposure to foreign currency risk on investments, such as by, in principle, hedging foreign currency risks with respect to new large investments.

C. Stock Price Risk
As of March 31, 2005, Mitsubishi Corporation held approximately 1,130 billion yen in marketable equities, mostly shares in client companies, suppliers and Group companies, exposing the company to the risk of fluctuations in stock prices. As of the same date, the company had unrealized gains of approximately 550 billion yen based on market prices, a figure that could change depending on future fluctuations in stock prices.

A fall in stock prices could cause an increase in pension expenses by reducing pension assets and consequently increasing the pension shortfall. Accordingly, in managing pension assets, the company has shifted to an investment policy that puts emphasis on so-called absolute returns, i.e. an investment strategy aimed at generating fixed returns, without being influenced by fluctuations in market indexes.

D. Interest Rate Risk
As of March 31, 2005, Mitsubishi Corporation had gross interest-bearing liabilities (short-term and long-term debt, including current maturities, less the effect of markdowns on liabilities) of approximately 4,100 billion yen, almost all of which bears floating interest rates. However, interest rate risk is offset with respect to the vast majority of these liabilities by operating assets, which are affected by changes in interest rates. For the remaining interest-bearing liabilities exposed to interest rate risk without such offsets, commensurate asset holdings such as investment securities and property and equipment generate trading gains as well as other income streams such as dividends that are strongly correlated with economic cycles. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, these expenses will be offset by an increase in income from commensurate asset holdings. Therefore, Mitsubishi Corporation believes that interest rate risk is minimal.

At present, a 1% increase in the short-term yen-denominated interest rate would have the effect of raising interest expenses by approximately 8 billion yen on a non-consolidated basis. However, rising interest rates could have the effect of lowering pension expenses by prompting an increase in the discount rate used to calculate outstanding pension liabilities.

To establish a fund procurement strategy and manage interest rate risk exposure, Mitsubishi Corporation has established the ALM Committee to monitor market movements in interest rates, thereby putting in place a system to respond flexibly to market risks.

**-3- Credit Risk**
Mitsubishi Corporation is exposed to credit risk in the form of losses arising from deterioration in the credit of or bankruptcy of customers resulting from our various operating transactions. To manage this risk, the company has established credit and transaction limits for each customer as well as introduced an internal rating system. Related BUs carry out necessary internal approval procedures based on a system whereby authorization limits are determined by these internal ratings and the amount of credit. The company also hedges risk by requiring collateral or a guarantee depending on the credit profile of the counterparty.

The aforementioned internal rating system assigns a rating from 1 to 10 based on the financial condition of the customer, while also taking into account qualitative considerations. Under this system, the company sets credit limit procedures, monitors risks and establishes general allowances for estimated uncollectible receivables from customers with low credit ratings.

The Corporate Staff Section, which is independent of related BUs, conducts a complete review of customers on a company-wide basis every year, designating certain customers that could have a major effect on our operating results to be managed.

The provision for doubtful receivables for the past three years was 22.5 billion yen in fiscal 2003, 7.4 billion yen in fiscal 2004 and 9.4 billion yen in fiscal 2005.

**- 4 - Country Risk**

Mitsubishi Corporation bears country risk in relation to transactions and investments with overseas companies in the form of delays or inability to collect money or conduct business activities due to socioeconomic conditions in the countries where they are domiciled. The company takes appropriate risk hedging measures that involve, in principle, hedges via third parties through such means as taking out insurance, depending on the nature of the project. Furthermore, the company has established a Country Risk Committee, under which country risk is managed through a country risk countermeasure systems.

The country risk countermeasure system classifies countries with which the company trades into six categories based on risk exposure in terms of total investments, advances, guarantees and trade receivables, net of hedges, as well as creditworthiness by country (country rating). Country risk is controlled through the establishment of risk limits for each category. Related BUs carry out necessary internal approval procedures based on this system, whereby authorization limits are determined by category. Furthermore, Mitsubishi Corporation sets minimum returns for country ratings for use in deciding whether to proceed with individual projects. In principle, projects failing to meet this requirement are not approved. Moreover, the Country Risk Committee regularly monitors company-wide risk by country and reviews country ratings, as well as reports to the Executive Committee, a body made up of the company president and other senior executives.

**- 5 - Business Investment Risk**

Mitsubishi Corporation participates in the management of various companies by acquiring equity and other types of interests. These business investment activities are carried out with the aim of expanding our business and deriving capital gains. However, the company bears various risks related to business investments, such as the possible inability to recover our investments and exit losses and being unable to earn the planned return on investment. Regarding the management of business investment risk, in the case of new business investments, Mitsubishi Corporation quantitatively monitors the downside risk of investments and evaluates whether the investment return exceeds the minimum expected rate of return, which is determined internally according to the extent of risk.

After investing, the company manages risk on an individual basis with respect to business investments to achieve the investment goals set forth in the business plan formulated every year.

Business investments that could have a major effect on our operating results are designated for management at Head Office level. The company establishes standards with respect to the operating results of business investments. Where an investee fails to clear these standards and the company deems that the profitability of the investment has not increased as planned, the company applies exit rules for the early sale of our equity interest or liquidation of the investee to preserve the quality of our asset portfolio.

**- 6 - Support for Mitsubishi Motors Corporation (MMC)**

Mitsubishi Corporation, together with Mitsubishi Heavy Industries, Ltd. and the Bank of Tokyo-Mitsubishi, Ltd. has evaluated the Mitsubishi Motors Revitalization Plan announced in January 2005. At the request of MMC, and considering all factors including an in-depth due diligence review of MMC by over 150 external experts, the three Mitsubishi group companies have decided to provide an injection of equity totaling 274.0 billion yen in MMC by subscribing to private placements of MMC shares. Of the total investment, Mitsubishi Corporation subscribed to ordinary shares and Class G preferred shares (Series 2) of MMC, both of which were issued in March 2005, through investments of 51.3 billion yen and 18.7 billion yen, respectively. As a result, the company's risk exposure to MMC was roughly 160.0 billion yen as of March 31, 2005.

Mitsubishi Corporation plans to purchase operating assets or provide an additional injection of equity sometime in fiscal 2006 to meet its pledge of increasing MMC's equity by an additional 30.0 billion yen.

Mitsubishi Corporation, in addition to having direct business dealings with MMC, collaborates with this automaker in countries around the world to develop businesses centered on local sales companies and downstream business fields. Some examples are automobile-related distribution and sales companies in Asia and finance businesses in Europe. Mitsubishi Corporation's total MMC-related risk exposure, including both its risk exposure to MMC proper and its exposure to operating assets, investments in joint businesses, and other assets tied up with joint operations worldwide, is roughly 290.0 billion yen.

Note:

Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

**(4) Outlook for Fiscal Year Ending March 31, 2006**

Mitsubishi Corporation is forecasting operating transactions of 17,500.0 billion yen, about the same as in fiscal 2005. This forecast assumes a decrease in petroleum-related transactions at the parent company, but increases in transaction amounts at metal resource-related subsidiaries due to sharply higher coking coal prices. The forecast also incorporates the effect of consolidating food-related subsidiaries, among other factors.

Gross profit is expected to increase 122.2 billion yen to 1,000.0 billion yen due to such factors as the consolidation of food-related subsidiaries as well as significantly higher gross profit at metal resource-related subsidiaries due to sharply higher coking coal prices. Operating income is also forecast to increase significantly year on year for the same reasons.

Net income is projected to rise 97.6 billion yen to 280.0 billion yen in the absence of the goodwill impairment loss on Mitsubishi Corporation's investment in LAWSON, INC. recorded in fiscal 2005 and due to the higher operating income, among other factors.

Mitsubishi Corporation's forecasts assume an exchange rate of 100.0 yen to US$1, a crude oil price of US$36.0/BBL and an interest rate (TIBOR) of 0.20%.

Reference: Changes of basic assumptions

| | FY 2006 (Est.) | FY 2005 (Act.) | Change |
|---|---|---|---|
| Exchange rate | 100.0JPY/US$1 | 107.5JPY/US$1 | -7.5JPY/US$1 |
| Crude oil price | US$36.0/BBL | US$36.5/BBL | -US$0.5/BBL |
| Interest rate (TIBOR) | 0.20% | 0.09% | +0.11% |

Note:

Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

**(5) Changes in Assets, Liabilities and Shareholders' Equity**

Total assets as of March 31, 2005 stood at 9,149.9 billion yen, up 757.1 billion yen from the previous fiscal year-end. This rise was primarily attributable to an increase in current assets due to a climb in account receivables at the parent company resulting from higher oil prices and trading volume, as well as an increase in accounts receivable at Metal One Corporation caused by a spike in prices for steel products, among other items. Another factor was an increase in investments. This largely followed the company's taking of a greater equity stake in an affiliate involved in an LNG-related project, an increase in unrealized gains following the listing of shareholdings, and the acquisition of shares in Mitsubishi Motors Corporation.

Total liabilities were 7,414.5 billion yen, up 428.0 billion yen overall from a year earlier. In addition to an increase in trade payables at the parent company sparked by higher oil prices and trading volume, total liabilities rose atop an increase in long-term debt stemming from procurement of new syndicated loans, as well as reversal of the allowance for severance benefits accompanying the return of the substitutional portion of the Employees Pension Fund to the Japanese government. As of March 31, 2005, net interest-bearing liabilities stood at 3,479.0 yen billion, a decrease of 41.8 billion yen from the previous year-end.

Total shareholders' equity was 1,504.5 billion yen, up 279.6 billion yen from a year ago. Alongside an increase in retained earnings, shareholders' equity was lifted by an increase in net unrealized gains on securities available for sale due to the previously mentioned listing of shareholdings, as well as a decrease in minimum pension liability adjustments. These items outweighed a worsening in foreign currency translation adjustments brought on by a stronger yen.

**(6) <u>Cash Flows</u>**

Cash and cash equivalents as of March 31, 2005 were 576.8 billion yen, 101.2 billion yen, or 21.3%, higher than a year earlier.

**(Operating activities)**

Net cash provided by operating activities was 148.6 billion yen. Cash was provided mainly by dividend income chiefly from natural resource-related businesses, and strong operating transactions at domestic food-related subsidiaries, as well as overseas automobile and natural resource-related subsidiaries. These inflows were partly offset, however, by an increase in working capital requirements at Metal One Corporation due to an increase in transactions catalyzed by favorable movements in steel product prices.

**(Investing activities)**

Net cash used in investing activities was 51.6 billion yen. Cash was provided mainly by proceeds from the sale of property and equipment and other assets, specifically the Shinagawa Mitsubishi Building and other assets at domestic logistics-related subsidiaries. However, these inflows were outweighed by outlays for the acquisition of shares in Mitsubishi Motor Corporation and investments in overseas natural gas projects.

As a result of the above, free cash flows, the sum of operating and investing cash flows, were 97.0 billion yen.

**(Financing activities)**

Net cash provided by financing activities was 3.3 billion yen, mainly a reflection of medium and long-term funds procured anew at the parent company and an increase in borrowings commensurate with the rise in working capital requirements at Metal One Corporation. These inflows were partly offset by the repayment of long-term debt mainly at overseas shipping subsidiaries.

**<u>Changes in Directors</u>**

As announced on February 16, 2005.

***Forward-Looking Statements***

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

###

For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-2802
Fax: 81-3-3210-8583

Mitsubishi Corporation and subsidiaries
Consolidated Statements of Income (US GAAP)
Years ended March 31, 2005 (unaudited) and 2004

| | Millions of Yen | | | |
|---|---|---|---|---|
| | 2005 | 2004 | Increase or [-]decrease | % |
| Revenues: | | | | |
| Revenues from trading, manufacturing and other activities | 3,518,120 | 2,951,626 | 566,494 | 19.2 |
| Trading margins and commissions on trading transactions | 627,764 | 539,498 | 88,266 | 16.4 |
| Total revenues | 4,145,884 | 3,491,124 | 654,760 | 18.8 |
| Cost of revenues from trading, manufacturing and other activities | (3,268,121) | (2,721,743) | -546,378 | 20.1 |
| Gross profit | 877,763 | 769,381 | 108,382 | 14.1 |
| Expenses and other: | | | | |
| Selling, general and administrative | (685,022) | (631,422) | -53,600 | 8.5 |
| Provision for doubtful receivables | (9,376) | (7,436) | -1,940 | / |
| Interest expense - net | (1,710) | (10,642) | 8,932 | -83.9 |
| Dividend income | 42,402 | 28,117 | 14,285 | 50.8 |
| Gain (loss) on marketable securities and investments - net | (63,757) | 5,258 | -69,015 | / |
| Gain (loss) on property and equipment-net | 8,328 | (18,428) | 26,756 | / |
| Gain on subsidy from government on the transfer of the substitutional portion of the Employee's Pension Fund | 38,534 | — | 38,534 | / |
| Other income- net | 2,637 | 15,291 | -12,654 | / |
| Total | (667,964) | (619,262) | -48,702 | / |
| Income from consolidated operations before income taxes | 209,799 | 150,119 | 59,680 | 39.8 |
| Income taxes: | | | | |
| Current | (97,313) | (86,863) | -10,450 | / |
| Deferred | 3,562 | 12,010 | -8,448 | / |
| Income from consolidated operations | 116,048 | 75,266 | 40,782 | 54.2 |
| Minority interests in income of consolidated subsidiaries | (30,774) | (15,710) | -15,064 | / |
| Equity in earnings of affiliated companies | 97,095 | 56,464 | 40,631 | 72.0 |
| Net income | 182,369 | 116,020 | 66,349 | 57.2 |

NOTE:
(1) The companies have reclassified revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" for the year ended March 31, 2005. Revenues and cost of revenues for the year ended March 31, 2004 have been restated to conform to the current year presentation.
(2) Tax effects on investments in affiliated companies which were formerly included in "Equity in earnings of affiliated companies" are included in "Income taxes" for the year ended March 31, 2005. Amounts for the year ended March 31, 2004 have been reclassified to conform to the current year presentation.
(3) As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31, 2004 have been restated.
(4) Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan. The figures are as follows.

| | 2005 | 2004 | Increase or [-] decrease | % |
|---|---|---|---|---|
| Operating transactions | 17,132,704 | 15,177,010 | 1,955,694 | 12.9 |
| Operating income | 183,365 | 130,523 | 52,842 | 40.5 |

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries
Consolidated Balance Sheets (US GAAP)
March 31, 2005 (unaudited) and 2004

| ASSETS | Millions of Yen | | |
|---|---|---|---|
| | March 31 2005 | March 31 2004 | Increase or [-]decrease |
| Current assets: | | | |
| Cash and cash equivalents | 576,826 | 475,670 | 101,156 |
| Time deposits | 43,253 | 15,942 | 27,311 |
| Short-term investments | 277,974 | 188,593 | 89,381 |
| Receivables-trade: | | | |
| Notes and loans | 534,550 | 516,147 | 18,403 |
| Accounts | 2,260,887 | 1,988,181 | 272,706 |
| Affiliated companies | 252,252 | 218,381 | 33,871 |
| Allowance for doubtful receivables | (62,521) | (57,599) | -4,922 |
| Inventories | 667,968 | 558,966 | 109,002 |
| Advance payments to suppliers | 139,987 | 200,742 | -60,755 |
| Deferred income taxes | 56,289 | 59,415 | -3,126 |
| Other current assets | 126,240 | 105,537 | 20,703 |
| Total current assets | 4,873,705 | 4,269,975 | 603,730 |
| Investments and non-current receivables: | | | |
| Investments in and advances to affiliated companies | 835,079 | 821,529 | 13,550 |
| Other investments | 1,390,221 | 1,204,459 | 185,762 |
| Non-current notes, loans and accounts receivable-trade | 689,833 | 683,299 | 6,534 |
| Allowance for doubtful receivables | (94,903) | (109,387) | 14,484 |
| Total investments and non-current receivables | 2,820,230 | 2,599,900 | 220,330 |
| Property and equipment- net | 1,227,161 | 1,278,181 | -51,020 |
| Other assets | 228,842 | 244,777 | -15,935 |
| Total | 9,149,938 | 8,392,833 | 757,105 |

Mitsubishi Corporation and subsidiaries
Consolidated Balance Sheets (US GAAP)
March 31, 2005 (unaudited) and 2004

| LIABILITIES AND SHAREHOLDERS' EQUITY | Millions of Yen | | |
|---|---|---|---|
| | March 31 2005 | March 31 2004 | Increase or [-]decrease |
| Current liabilities: | | | |
| Short-term debt | 545,124 | 525,150 | 19,974 |
| Current maturities of long-term debt | 561,484 | 503,212 | 58,272 |
| Payables-trade: | | | |
| Notes and acceptances | 240,260 | 232,528 | 7,732 |
| Accounts | 1,853,299 | 1,604,999 | 248,300 |
| Affiliated companies | 124,459 | 60,441 | 64,018 |
| Advances from customers | 128,585 | 179,734 | -51,149 |
| Accrued income taxes | 58,354 | 53,037 | 5,317 |
| Other accrued expenses | 100,107 | 88,963 | 11,144 |
| Other current liabilities | 248,747 | 198,108 | 50,639 |
| Total current liabilities | 3,860,419 | 3,446,172 | 414,247 |
| Long-term debt, less current maturities | 3,024,709 | 3,026,170 | -1,461 |
| Accrued pension and severance liabilities | 54,182 | 82,133 | -27,951 |
| Deferred income taxes | 208,873 | 137,526 | 71,347 |
| Other long-term liabilities | 266,359 | 294,498 | -28,139 |
| Minority interests | 230,942 | 181,449 | 49,493 |
| Shareholders' equity: | | | |
| Common stock | 126,705 | 126,617 | 88 |
| Additional paid-in capital | 179,632 | 179,506 | 126 |
| Retained earnings: | | | |
| Appropriated for legal reserve | 37,173 | 36,077 | 1,096 |
| Unappropriated | 1,138,509 | 979,163 | 159,346 |
| Accumulated other comprehensive income (loss): | | | |
| Net unrealized gains on securities available for sale | 278,288 | 156,826 | 121,462 |
| Net unrealized gains (losses) on derivatives | 2,883 | (174) | 3,057 |
| Minimum pension liability adjustments | (38,542) | (43,672) | 5,130 |
| Foreign currency translation adjustments | (219,264) | (208,645) | -10,619 |
| Less treasury stock | (930) | (813) | -117 |
| Total shareholders' equity | 1,504,454 | 1,224,885 | 279,569 |
| Total | 9,149,938 | 8,392,833 | 757,105 |

NOTE:

1. Mineral rights which were formerly included in "Other assets" are included in "Property and equipment – net" as ofMarch 31, 2005. Amounts as of March 31, 2004 have been reclassified to conform to the current year presentation.

2. As written in Notes 2. of "Basis of Consolidated Financial Statements,"the figures for the year ended March 31,2004 have been restated.

**Mitsubishi Corporation and subsidiaries**
**Consolidated Statements of Shareholders' Equity and**
**Comprehensive Income (Loss) (US GAAP)**
**Years ended March 31, 2005 (unaudited) and 2004**

| | Millions of Yen | |
|---|---|---|
| | 2005 | 2004 |
| **Shareholders' Equity** | | |
| **Common stock** | | |
| Balance, beginning of year | 126,617 | 126,609 |
| Issuance of common stock upon exercise of stock options | 88 | 8 |
| Balance, end of year | 126,705 | 126,617 |
| **Additional paid-in capital** | | |
| Balance, beginning of year | 179,506 | 179,491 |
| Issuance of common stock upon exercise of stock options | 87 | 9 |
| Gains on sales of treasury stock | 39 | 6 |
| Balance, end of year | 179,632 | 179,506 |
| **Retained earnings appropriated for legal reserve:** | | |
| Balance, beginning of year | 36,077 | 35,550 |
| Transfer from unappropriated retained earnings | 1,096 | 527 |
| Balance, end of year | 37,173 | 36,077 |
| ***Unappropriated retained earnings:*** | | |
| Balance, beginning of year | 979,163 | 876,201 |
| Net income | 182,369 | 116,020 |
| Total | 1,161,532 | 992,221 |
| Deduct: | | |
| Cash dividends paid | (21,927) | (12,531) |
| Transfer to retained earnings appropriated for legal reserve | (1,096) | (527) |
| Total | (23,023) | (13,058) |
| Balance, end of year | 1,138,509 | 979,163 |
| **Accumulated other comprehensive income (loss) (net of tax):** | | |
| Balance, beginning of year | (95,665) | (278,481) |
| Other comprehensive income (loss) | 119,030 | 182,816 |
| Balance, end of year | 23,365 | (95,665) |
| ***Treasury stock:*** | | |
| Balance, beginning of year | (813) | (749) |
| Purchases-net | (117) | (64) |
| Balance, end of year | (930) | (813) |

**Consolidated Statements of Comprehensive Income (Loss)**
**Years ended March 31, 2005 (unaudited) and 2004**

| | Millions of Yen | |
|---|---|---|
| | 2005 | 2004 |
| **Comprehensive Income (Loss)** | | |
| **Net income** | 182,369 | 116,020 |
| **Other comprehensive income (loss):** | | |
| Unrealized gains on securities available for sale | 121,462 | 102,081 |
| Unrealized gains (losses) on derivative instruments | 3,057 | 9,826 |
| Minimum pension liability adjustments | 5,130 | 104,454 |
| Foreign currency translation adjustments | (10,619) | (33,545) |
| Other comprehensive income (loss) | 119,030 | 182,816 |
| **Comprehensive Income (Loss)** | 301,399 | 298,836 |

Note:

1. Dividends and appropriations for legal reserve shown for each year represent dividends paid out during the year and the appropriation for legal reserve made in relation to the respective dividends.
2. As written in Notes 2. of "Basis of Consolidated Financial Statements,"the figures for the year ended March 31,2004 have been restated.

Mitsubishi Corporation and subsidiaries
Consolidated Statements Of Cash Flows (US GAAP)
Years ended March 31, 2005 (unaudited) and 2004

| | Millions of Yen 2005 | Millions of Yen 2004 |
|---|---|---|
| **I. Operating activities:** | | |
| Net income | 182,369 | 116,020 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 125,224 | 119,638 |
| Provision for doubtful receivables | 9,376 | 7,436 |
| (Gain) loss on marketable securities and investments - net | 63,757 | (5,258) |
| (Gain) loss on property and equipment - net | (8,328) | 18,428 |
| Equity in earnings of affiliated companies, less dividends received | (75,680) | (24,364) |
| Deferred income taxes | (3,562) | (12,010) |
| Changes in operating assets and liabilities: | | |
| Short-term investments -trading securities | (18,105) | (23,706) |
| Notes and accounts receivable - trade | (328,149) | (11,069) |
| Inventories | (120,225) | (39,468) |
| Notes, acceptances and accounts payable - trade | 228,232 | 16,989 |
| Other - net | 93,669 | 71,754 |
| Net cash provided by operating activities | 148,578 | 234,390 |
| **II. Investing activities:** | | |
| Net sale (purchase) of properties and equipments and other assets | 58,390 | (131,305) |
| Net decrease (increase) in investments | (100,533) | 18,070 |
| Net decrease in loans receivable | 15,974 | 35,162 |
| Net decrease (increase) in time deposits | (25,468) | 15,254 |
| Net cash used in investing activities | (51,637) | (62,819) |
| **III. Financing activities:** | | |
| Net increase (decrease) in short-term debt | 8,571 | (55,528) |
| Net increase in long-term debt | 16,552 | 32,975 |
| Proceeds from issuing common stocks upon exercise of stock options | 175 | 17 |
| Purchases of treasury stock -net | (78) | (58) |
| Payment of dividends | (21,927) | (12,531) |
| Net cash provided by (used in) financing activities | 3,293 | (35,125) |
| **IV. Effect of exchange rate changes on cash and cash equivalents** | 922 | (9,556) |
| **V. Net increase in cash and cash equivalents** | 101,156 | 126,890 |
| **VI. Cash and cash equivalents, beginning of year** | 475,670 | 348,780 |
| **VII. Cash and cash equivalents, end of year** | 576,826 | 475,670 |

Note:

1. Tax effects on investments in affiliated companies are classified as "Deferred income taxes" for the year ended March 31,2005, which were formerly included in "Equity in earnings of affiliated companies, less dividends received." The figures for the year ended March 31,2004 have been reclassified to conform to the current year presentation.
2. As written in Notes 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31,2004 have been restated.

## Basis of Consolidated Financial Statements

**1. Basic Accounting Policies**

The accompanying consolidated financial statements of Mitsubishi Corporation (the "Company") and its subsidiaries (collectively, "the companies") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The principle differences between U.S. and Japanese accounting standards applicable to the companies relate to the followings:

(1) Valuation of investments
(2) Deferral of gain on sales of properties for tax purpose (Not permitted under U.S. GAAP)
(3) Derivative instruments and hedge accounting
(4) Pension and retirement benefit accounting (Unfunded obligations are recognized as liabilities and other comprehensive income (loss) for U.S. GAAP)
(5) Business combinations and Goodwill and other intangible assets accounting

**2. Restatement of Prior Year's Consolidated Financial Statements**

During the year ended March 31, 2005, the companies acquired additional investment in a cost method investee. The companies' investment in the investee, results of operations and retained earnings were retroactively restated in accordance with Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investment in Common Stock," to account for the companies' ownership interest in the investee under the equity method. As a result, the companies retroactively restated the consolidated statements of income, consolidated balance sheets, consolidated statements of shareholders' equity and comprehensive income(loss), consolidated statements of cash flows, segment information, and fair value information of investments as of and for the year ended March 31, 2004.

The previously reported amounts, adjustments and the restated amounts for net income, total shareholders' equity, and total assets as of and for the year ended March 31, 2004 are as follows:

(Millions of Yen)

| | As Previously Reported | Adjustments | As Restated |
|---|---|---|---|
| Net income | 115,370 | 650 | 116,020 |
| Total shareholders' equity | 1,223,631 | 1,254 | 1,224,885 |
| Total assets | 8,390,475 | 2,358 | 8,392,833 |

**3. Scope of Consolidation and Application of the Equity Method**

(1) Number of consolidated subsidiaries and equity-method affiliates

| | As of Mar.31, 2005 | As of Mar.31, 2004 | Change |
|---|---|---|---|
| Consolidated subsidiaries | 366 | 359 | 7 |
| Equity-method affiliates | 143 | 156 | -13 |
| Total | 509 | 515 | -6 |

Note: The numbers of consolidated subsidiaries stated above represent companies which the parent company directly consolidates or applies the equity method. Companies directly consolidated by subsidiaries, totaling 405 and 378 companies as of March 31, 2005 and March 31, 2004, respectively, are excluded from the above.

(2) Changes in scope of consolidation and application of the equity method

[Consolidated subsidiaries]

New: PORTSOUTH AIRCRAFT LEASING,
SAN-ESU,
ELECTRICIDAD SOL DE TUXPAN,
ANGOLA PETROLEUM (transferred from equity-method affiliate) and others (Total 35 companies)

Excluded: FUGEN CORPORATION,
DANAX,
CHEMTEX INTERNATIONAL,
MC2i and others (Total 28 companies)

[Equity-method affiliates]

New: ZAO CARNET 2000,
Saudi Petroleum Development,
Ensuiko Sugar Refining and others (Total 22 companies)

Excluded: UNIDUX,
A & I System,
Diamond Lease and others (Total 35 companies)

**4. Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities**

The Company and certain subsidiaries adopted the Emerging Issues Task Force ("EITF") 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". The Company and certain subsidiaries each obtained the approval of the Japanese Minister of Health, Labour and Welfare on the exemption from the benefits obligation on the substitutional portion related to both future and past employee services, and also completed the transfer of the plan assets on the substitutional portion to the government.

In accordance with EITF 03-2, the companies recognized in "Selling, general and administrative" expenses, settlement losses of 25,648 million yen, which are the proportionate amounts of the net unrecognized losses on the substitutional portion, and gains of 2,848 million yen, which resulted from the difference between the projected benefit obligations and the accumulated benefit obligations of the substitutional portion as gains on derecognition of previously accrued salary progression. In addition, the companies recognized gains of 38,534 million yen, which represents the difference between the accumulated benefit obligation at the time of the transfer of the substitutional portion for past employee services, and the assets transferred to the government, as "Gain on subsidy from government on the transfer of the substitutional portion of the Employee's Pension Fund".

**5. Application of New Accounting Standards**

The Company and certain subsidiaries have adopted EITF 04-2 "Whether Mineral Rights are Tangible or Intangible Assets and Related Issues" and FASB Staff Position ("FSP") which amends SFAS No.141 and SFAS No.142 to conform to the EITF's consensus. The FSP requires that mineral rights should be classified as tangible assets, excluding those which are subject to SFAS 19 "Financial Accounting and Reporting by Oil and Gas Producing".

The companies have included the mineral rights, only of which are subject to the FSP, in "Property and equipment – net" at March 31, 2005, which were formerly classified as intangible assets and included in "Other assets" on the consolidated balance sheets. The figures at March 31, 2004 have been reclassified to conform to the current year presentation.

**6. Contingent Liabilities**

The Company and/or Mitsubishi International Corporation have been named as a defendant in several lawsuits in the U.S. and Canada by graphite electrode users and also as a defendant in a lawsuit by UCAR International Inc. ("UCAR", now known as GrafTech International Ltd.), a graphite electrode manufacturer in connection with the sales and marketing of graphite electrodes. Six of the lawsuits brought by graphite electrode users have been resolved between the parties, while three others remain active. The lawsuits brought by graphite electrode users that remain active do not specify the amount of damages that are sought. UCAR is seeking damages in the amount of $406 million and other unspecified damages, plus interest. It is not possible for the Company to predict at this time what, if any, liability the Company may sustain on account of these lawsuits.

Mitsubishi Corporation and subsidiaries
Segment Information (US GAAP)
Years ended March 31, 2005 (unaudited) and 2004

[ Operating Segment Information ]

The companies' operating segment information at and for the years ended March 31, 2005 and 2004 are as follows:

**Year ended March 31, 2005**

| | Millions of Yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | New Business Initiative | Energy Business | Metals | Machinery | Chemicals | Living Essentials | Total | Other | Adjustments and Eliminations | Consolidated |
| Operating transactions: | | | | | | | | | | |
| External customers | 245,649 | 4,321,350 | 3,435,300 | 2,765,204 | 1,899,716 | 4,444,158 | 17,111,377 | 21,944 | (617) | 17,132,704 |
| Intersegment | 20,637 | 10,921 | 5,769 | 3,373 | 4,449 | 5,467 | 50,616 | 4,561 | (55,177) | - |
| Total | 266,286 | 4,332,271 | 3,441,069 | 2,768,577 | 1,904,165 | 4,449,625 | 17,161,993 | 26,505 | (55,794) | 17,132,704 |
| Gross profit | 50,997 | 74,485 | 201,794 | 157,941 | 75,253 | 314,994 | 875,464 | 5,175 | (2,876) | 877,763 |
| Operating income(loss) | (4,088) | 30,328 | 78,441 | 56,380 | 26,288 | 58,729 | 246,078 | (78,945) | 16,232 | 183,365 |
| Net income(loss) | 12,260 | 45,835 | 48,239 | 55,398 | 18,110 | 44,864 | 224,706 | (25,794) | (16,543) | 182,369 |
| Segment assets | 901,773 | 1,140,938 | 2,057,150 | 2,297,571 | 648,330 | 1,739,340 | 8,785,102 | 938,950 | (574,114) | 9,149,938 |

**Year ended March 31, 2004**

| | Millions of Yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | New Business Initiative | Energy Business | Metals | Machinery | Chemicals | Living Essentials | Total | Other | Adjustments and Eliminations | Consolidated |
| Operating transactions: | | | | | | | | | | |
| External customers | 240,793 | 3,648,217 | 2,889,823 | 2,731,247 | 1,555,043 | 4,196,461 | 15,261,584 | 22,622 | (107,196) | 15,177,010 |
| Intersegment | 6,874 | 45,507 | 4,271 | 5,152 | 2,852 | 4,659 | 69,315 | 2,365 | (71,680) | — |
| Total | 247,667 | 3,693,724 | 2,894,094 | 2,736,399 | 1,557,895 | 4,201,120 | 15,330,899 | 24,987 | (178,876) | 15,177,010 |
| Gross profit | 50,385 | 67,097 | 156,949 | 150,885 | 67,990 | 275,742 | 769,048 | 5,576 | (5,243) | 769,381 |
| Operating income(loss) | (2,265) | 23,343 | 45,613 | 56,365 | 23,719 | 59,959 | 206,734 | (56,469) | (19,742) | 130,523 |
| Net income(loss) | 2,425 | 30,643 | 31,045 | 42,224 | 14,140 | 38,744 | 159,221 | (23,188) | (20,013) | 116,020 |
| Segment assets | 1,061,965 | 855,771 | 1,706,543 | 2,164,671 | 589,646 | 1,486,181 | 7,864,777 | 909,601 | (381,545) | 8,392,833 |

NOTE:

1. Effective from April 1, 2004, the companies adopted performance evaluation method based on operating segment information in accordance with US GAAP. Previously, the companies' performance evaluation method was based on operating segment information in accordance with accounting principles generally accepted in Japan (Japanese GAAP). The difference between Japanese GAAP and US GAAP in the previous fiscal year along with income and expense that are not allocated to reportable operating segments are included in "Adjustments and Eliminations."
2. Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
3. "Other"reperesents the Corporate Staff Section which primarily provide services and operational support to the companies and affiliates. This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were 938,950 million yen and 909,601million yen at March 31, 2005 and 2004 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
4. As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31,2004 have been restated.

Mitsubishi Corporation and subsidiaries
Segment Information (US GAAP)
Years ended March 31, 2005(unaudited) and 2004

[ Geographic Segment Information ]

The companies' segment information by geographic areas at and for the years ended March 31, 2005 and 2004 are as follows:

| | Millions of Yen | | |
|---|---|---|---|
| | 2005 | 2004 | Increase or [-] decrease |
| I Operating transactions | | | |
| Japan | 14,261,414 | 12,852,049 | 1,409,365 |
| U.S.A. | 822,980 | 698,651 | 124,329 |
| Thailand | 445,466 | 380,680 | 64,786 |
| Other | 1,602,844 | 1,245,630 | 357,214 |
| Total | 17,132,704 | 15,177,010 | 1,955,694 |
| II Gross profit | | | |
| Japan | 636,609 | 566,182 | 70,427 |
| U.S.A. | 48,929 | 40,815 | 8,114 |
| Australia | 44,471 | 39,642 | 4,829 |
| Other | 147,754 | 122,742 | 25,012 |
| Total | 877,763 | 769,381 | 108,382 |
| III Long-lived assets | | | |
| Japan | 581,611 | 680,080 | -98,469 |
| Australia | 198,620 | 187,073 | 11,547 |
| U.S.A. | 62,295 | 46,814 | 15,481 |
| Canada | 61,026 | 59,188 | 1,838 |
| Other | 257,760 | 260,889 | -3,129 |
| Total | 1,161,312 | 1,234,044 | -72,732 |

NOTE:

1. The companies' segment information by geographic areas are disclosed in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."
2. Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
3. Mineral rights are classified in "Long-lived assets" at March 31, 2005. The figures at March 31, 2004 have been reclassified to conform to the current year presentation.

Mitsubishi Corporation and subsidiaries

# Fair Value Information of Investments (US GAAP)

March 31, 2005 (unaudited) and 2004

Fair value information regarding trading securities and available-for-sale securities included in "short-term investments" and "other investments" at March 31, 2005 and 2004, are as follows:

March 31, 2005

| | Millions of Yen | | | |
|---|---|---|---|---|
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Trading | | | | 108,029 |
| Available-for-sale | | | | |
| Equity securities | 386,167 | 511,792 | (1,529) | 896,430 |
| Debt securities | 282,870 | 5,832 | (192) | 288,510 |

March 31, 2004

| | Millions of Yen | | | |
|---|---|---|---|---|
| | Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Trading | | | | 68,664 |
| Available-for-sale | | | | |
| Equity securities | 306,689 | 308,933 | (2,013) | 613,609 |
| Debt securities | 383,421 | 3,656 | (809) | 386,268 |

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were gains of 1,718 million yen, and losses of 81 million yen for the years ended March 31, 2005 and 2004, respectively.

"Other investments" include investments in non-traded and unaffiliated companies and non-current time deposits amounting to 375,226 million yen and 324,511 million yen at March 31, 2005 and 2004, respectively.

Note:As written in Note 2. of "Basis of Consolidated Financial Statements," the figures for the year ended March 31, 2004 have been restated.

[For Reference:Fair value of marketable securities of listed subsidiaries and affiliated companies held by the parent company]

(as of March 31, 2005)

| | Millions of Yen | | |
|---|---|---|---|
| | Cost | Fair value | Difference |
| Subsidiaries | 12,703 | 96,309 | 83,606 |
| Affiliated | 150,748 | 235,655 | 84,907 |
| Total | 163,451 | 331,964 | 168,513 |